                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549

                              _________

                           SCHEDULE 13D/A
                           (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2(a)

                          (Amendment No. 7)

                         CUMULUS MEDIA INC.
                          (Name of Issuer)

           Class A Common Stock, par value $.01 per share
                   (Title of Class of Securities)

                              231082108
                           (CUSIP Number)

                           J. Travis Hain
                  Banc of America Capital Investors
                  Bank of America Corporate Center
                   100 N. Tryon Street, 25th Floor
                   Charlotte, North Carolina 28255
                           (704) 386-7839
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            June 29, 2006
                (Date of Event Which Requires Filing
                         of this Statement)

     If the  filing  person  has  previously  filed  a  statement  on
Schedule 13G to report the  acquisition  which is the subject of this
Schedule 13D, and is filing this schedule  because of  Rule 13d-1(e),
13d-1(f) or 13d-1(g), check the following box:

     Note:  Schedules  filed in paper format  shall  include a signed original and five copies of the  schedule,  including  all  exhibits.
See Rule 13d-7 for other parties to whom copies are sent.

                   (Continued on following pages)

                        (Page 1 of 28 Pages)

-----------------                                       -------------
   CUSIP No.                      13D                    Page 2 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSON          BA Capital Company, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS                                         WC

---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            Delaware
---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                 1,904,525
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                                   0
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                           1,904,525
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                                   0
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           1,904,525
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                5.1%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                                                                  PN
=====================================================================

                                 20

-----------------                                       -------------
   CUSIP No.                      13D                    Page 3 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSON           BA SBIC Management, LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                           1,904,525
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                           1,904,525
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           1,904,525
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                5.1%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  OO
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 4 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSON        BA Equity Management, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                           1,904,525
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                           1,904,525
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           1,904,525
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                5.1%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  PN
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 5 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSON      BA Equity Management GP, LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                         (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                           1,904,525
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                           1,904,525
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           1,904,525
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                5.1%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  OO
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 6 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSON                    J. Travis Hain
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                         (b)

---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION              United
          States

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                           7,686,009
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                           7,686,009
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           7,686,009
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               17.9%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  IN
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 7 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSONBanc of America Capital Investors SBIC, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                 5,781,484
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                                   0
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                           5,781,484
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                                   0
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           5,781,484
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               13.8%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  PN
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 8 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSONBanc of America Capital Management SBIC, LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                           5,781,484
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                           5,781,484
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           5,781,484
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               13.8%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  OO
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 9 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSONBanc of America Capital Management, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              >

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                           5,781,484
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                           5,781,484
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           5,781,484
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               13.8%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  PN
=====================================================================

-----------------                                       -------------
   CUSIP No.                      13D                    Page 10 of
   231082108                                              28 Pages
-----------------                                       -------------

=====================================================================
    1     NAME OF REPORTING PERSON                    BACM I GP, LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
---------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------
    4     SOURCE OF FUNDS
                                                                  AF
---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------------------------------------------------
              7   SOLE VOTING POWER
 NUMBER OF                                                         0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             --------------------------------------------------------
              8   SHARED VOTING POWER
                                                           5,781,484
             --------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
                                                                   0
             --------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                                                           5,781,484
---------------------------------------------------------------------
   11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
          PERSON
                                                           5,781,484
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               13.8%
---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                                  OO
=====================================================================

Item 1.  Security and Issuer.

     This  Amendment No. 7 amends the statement on Schedule 13D filed with the  Securities  and  Exchange  Commission  on July 7, 1998,  as
amended by Amendment  No. 1 filed on December 3, 1999,  Amendment No.
2 filed on February 4, 2002,  Amendment No. 3 filed on April 3, 2002,
Amendment  No. 4 filed on March 27,  2003,  Amendment  No. 5 filed on
February  8,  2006,  and  Amendment  No. 6 filed on May 18,  2006 and relates  to the  Class A  Common  Stock of  Cumulus  Media  Inc.,  14
Piedmont Center, Suite 1400, Atlanta, Georgia 30305.

     The  Schedule  13D was  originally  filed on July 7,  1998  (the
"Original Schedule 13D") by NationsBanc Capital Corporation,  a Texas
corporation   ("NBCC"),   NationsBank,   N.A.,  a  national   banking
association,  NB Holdings Corporation,  a Delaware  corporation,  and
NationsBank    Corporation,     a    North    Carolina    corporation
("NationsBank").  In  the  Original  Schedule  13D,  these  reporting persons  reported,  among  other  things,  NBCC's  direct  beneficial ownership of 3,371,246  shares of the Company's  Class B Common Stock
(which are  convertible  into shares of the Company's  Class A Common
Stock on a one-for-one basis).

     Amendment  No. 1 to the  Schedule  13D was filed on  December 3,
1999  ("Amendment  No. 1") by BA Capital  Company,  L.P.,  a Delaware
limited  partnership  ("BA  Capital"),  BA SBIC  Management,  LLC,  a
Delaware limited liability company ("BA SBIC Management"),  BA Equity
Management,   L.P.,  a  Delaware  limited   partnership  ("BA  Equity
Management"),  BA Equity  Management  GP,  LLC,  a  Delaware  limited liability  company  ("BA Equity  Management  GP"),  Walter W. Walker,
Jr., a United  States  citizen  ("Mr.  Walker"),  and Bank of America
Corporation,   a  Delaware   corporation  ("Bank  of  America").   In
Amendment  No. 1,  these  reporting  persons  reported,  among  other things,  that  (a) NBCC  had  previously  merged  into BA  Capital in connection  with the  merger of  NationsBank  with  Bank of  America,
(b) such  reporting  persons had become the beneficial  owners of the shares of the  Company's  Class B Common Stock owned by NBCC,  (c) BA
Capital sold  500,000  shares of the  Company's  Class A Common Stock
(which it acquired  upon  converting  shares of Class B Common Stock)
on November 24, 1999 and  (d) after  giving  effect to such sale,  BA
Capital owned 2,871,246  shares of the Company's Class B Common Stock and held options to purchase  6,000 shares of the  Company's  Class A
Common Stock.

     Amendment  No. 2 to the  Schedule  13D was filed on  February 4,
2002  ("Amendment  No.  2") by BA  Capital,  BA SBIC  Management,  BA
Equity  Management,  BA Equity  Management  GP, Mr.  Walker,  Banc of
America Capital Investors SBIC, L.P., a Delaware limited  partnership
formerly  known  as  BancAmerica   Capital  Investors  SBIC  I,  L.P.
("BACI"),  Banc of America Capital  Management  SBIC, LLC, a Delaware
limited  liability  company  formerly  known as  BancAmerica  Capital
Management SBIC I, LLC ("Capital  Management SBIC"),  Banc of America
Capital  Management,  L.P., a Delaware limited  partnership  formerly
known  as  BancAmerica   Capital   Management  I,  L.P.("BA   Capital
Management"),  and  BACM I GP,  LLC,  a  Delaware  limited  liability company  ("BACM").  In  Amendment  No.  2,  these  reporting  persons
reported,   among  other  things,   that  (a)  the  Company,   Aurora
Communications,  LLC, a Delaware limited liability company ("Aurora")
that was  approximately  73% owned by BACI,  BACI and  certain  other parties  had  entered  into  agreements  relating  to  the  Company's proposed  acquisition of Aurora (the "Aurora  Acquisition"),  and (b)
upon the completion of the Aurora  Acquisition,  the owners of Aurora would be issued  shares  of the  Company's  Class A Common  Stock and
Class B Common Stock,  would be issued warrants to purchase shares of the  Company's  Class A Common  Stock  and  Class B Common  Stock and
would be paid cash.

     Amendment  No. 3 to the  Schedule 13D was filed on April 3, 2002
("Amendment   No.  3")  to  report  the   completion  of  the  Aurora
Acquisition  on March  28,  2002  (the  "Aurora  Closing  Date").  In
connection  with the  closing  of the  Aurora  Acquisition,  BACI was issued  8,944,339  shares of the  Company's  Class B Common Stock and warrants to purchase  706,424 shares of the Company's  Class A Common
Stock or Class B Common Stock, at BACI's election.

     Amendment  No. 4 to the Schedule 13D was filed on March 27, 2003
("Amendment  No. 4") to report the  exercise  by BACI of a warrant to purchase shares of the Company's stock and to voluntarily  report the grant of options to BA Capital's  designee on the Company's  board of directors,  which options may be deemed to be  beneficially  owned by
BA  Capital.  Amendment  No.  4 also  voluntarily  reported  that  J.
Travis  Hain had  replaced  Walter W.  Walker,  Jr.  as the  managing member of BA Equity  Management  GP and the  managing  member of BACM effective on September 1, 2002.

     Amendment  No. 5 to the  Schedule  13D was filed on  February 8,
2006  ("Amendment  No.  5") to  report  the  grant of  options  to BA
Capital's  designee  on  the  Company's  board  of  directors,  which options may be deemed to be beneficially owned by BA Capital,  and to reflect the vesting of certain options.

     Amendment  No. 6 to the  Schedule  13D was filed on May 18, 2006
("Amendment  No.  6") to  report  the  entry  into a  stock  purchase agreement  with the Company  pursuant to which the Company  agreed to purchase  an  aggregate  of up to 5 million  shares of Class B Common
Stock from BA Capital and BACI.

     This Amendment No. 7 to the Schedule 13D  ("Amendment No. 7") is
being filed to report the closing under the stock purchase  agreement with  the  Company,  pursuant  to  which  the  Company  purchased  an aggregate  of 5  million  shares  of  Class B  Common  Stock  from BA
Capital and BACI, as more fully described in Item 6 below.

Item 2.  Identity and Background.

     (a) This  statement  is being  filed  jointly by (1) BA Capital,
(2) BA SBIC  Management,  (3) BA  Equity  Management,  (4) BA  Equity
Management GP, (5) Mr. Hain, (6) BACI, (7) Capital  Management  SBIC,
(8) BA Capital  Management  and (9) BACM.  The persons  described  in items (1)  through  (9) are  referred  to  herein  as the  "Reporting
Persons." A list of the  executive  officers  and  directors  of each
Reporting Person that is not an individual is attached as Annex A.

     (b) The  address  of  the  principal  business  office  of  each
Reporting  Person  is 100  North  Tryon  Street,  Floor  25,  Bank of
America Corporate Center, Charlotte, NC 28255.

     (c) BA Capital is an investment  partnership engaged principally in the  business  of  making  private  equity  investments.  BA  SBIC
Management  is engaged in the  business of being the general  partner of BA Capital.  BA Equity  Management  is engaged in the  business of being the sole  member of BA SBIC  Management.  BA Equity  Management
GP is  engaged in the  business  of being the  general  partner of BA
Equity Management.

     BACI is an investment  partnership  engaged  principally  in the business of making private  equity  investments.  Capital  Management
SBIC is  engaged  in the  business  of being the  general  partner of
BACI.  BA Capital  Management is engaged in the business of being the sole  member of  Capital  Management  SBIC.  BACM is  engaged  in the business of being the general partner of BA Capital Management.

     Mr.  Hain's  principal  occupation  is serving  as the  managing member of BA Equity  Management  GP, as the  managing  member of BACM and as an employee of a subsidiary of Bank of America.

     Bank of America is a bank holding company  registered  under the
Bank Holding  Company Act of 1956, as amended,  and is engaged in the
general  banking  and  financial   services   business   through  its
subsidiaries.

     The principal  business and principal  office address of each of the Reporting Persons is set forth in paragraph (b) above.

     (d) During the last five years,  none of the Reporting  Persons, and to the knowledge of each Reporting Person,  none of the executive officers or  directors  of any such  Reporting  Person that is not an individual,  has been convicted in a criminal  proceeding  (excluding traffic violations or similar misdemeanors).

     (e) During the last five years,  none of the Reporting  Persons, and to the knowledge of each Reporting Person,  none of the executive officers or  directors  of any such  Reporting  Person that is not an individual,  has been a party to a civil  proceeding of a judicial or administrative  body of competent  jurisdiction  as a result of which such  person was or is subject to a  judgment,  decree or final order
enjoining   future   violations   of,  or  prohibiting  or  mandating
activities  subject to, Federal or state  securities  laws or finding any violation with respect to such laws.

     (f) The following sets forth the  jurisdiction  of  organization or citizenship of each Reporting Person:

         Reporting Person           State of Organization/Citizenship

         BA Capital                 Delaware
         BA SBIC Management         Delaware
         BA Equity Management       Delaware
         BA Equity Management GP    Delaware
         Mr. Hain                   United States
         BACI                       Delaware
         Capital Management SBIC    Delaware
         BA Capital Management      Delaware
         BACM                       Delaware

To the knowledge of the Reporting  Persons,  each  executive  officer and director of any Reporting  Person that is not an  individual,  as set forth on Annex A, is a citizen of the United States.

Item 3.  Source and amount of Funds or Other Consideration.

     As  described  in the  Original  Schedule  13D,  NBCC  purchased preferred  shares of a predecessor to the Company at various times in
1997 and 1998 with cash.  These preferred  shares were converted into
Class B Common Stock of the Company in connection  with the Company's initial  public  offering  in 1998.  Funds for the  purchase of these preferred  shares were provided from the working  capital of NBCC and its affiliates.

     BACI  purchased  shares of common and preferred  stock in Aurora
Management,  Inc., a member of Aurora owning approximately 73% of its membership  interests,  at various  times  between 1999 and 2001 with cash.  On the  Aurora  Closing  Date,  these  shares  of  common  and
preferred   stock  were  converted  into  8,944,339   shares  of  the
Company's  Class B Common  Stock and  warrants  to  purchase  706,424 shares  of the  Company's  Class A  Common  Stock  or  Class B Common
Stock.  Funds for BACI's  purchase of shares of common and  preferred stock in Aurora  Management,  Inc.  were  provided  from the  working capital of BACI and its  affiliates.  On March 27, 2003, BACI elected
to   exercise   the  warrant  it  received  as  part  of  the  Aurora
Acquisition  in exchange for shares of the  Company's  Class B Common
Stock.  Funds for the purchase of the shares  issued upon exercise of the warrant were  provided  from the working  capital of BACI and its affiliates.

     BA Capital holds options  exercisable within 60 days to purchase
105,000 shares of Class A Common Stock, and Robert H. Sheridan,  III,
a member  of the  Company's  board  of  directors  and a senior  vice president  and  managing  director of the general  partner of both BA
Capital  and  BACI,  holds  options  exercisable  within  60  days to purchase  110,000 shares of Class A Common Stock.  BA Capital has the right to  designate  one member of the  Company's  board of directors
and   Mr. Sheridan   currently  serves  on  the  Company's  board  of
directors as BA Capital's  designee.  These  options were received in consideration  of  Mr.  Sheridan's  board  service  on  behalf  of BA
Capital,  and no additional  consideration  was paid by BA Capital to the Company in exchange  for such  options.  Pursuant to the policies of BA Capital  and its  affiliates,  Mr.  Sheridan  is deemed to hold these options for the benefit of BA Capital.

Item 4.  Purpose of Transaction.

     On May 9,  2006,  BA  Capital  and  BACI  entered  into a  stock purchase  agreement  with  the  Company  (the  "Purchase  Agreement")
pursuant to which the Company  agreed to purchase up to an  aggregate of 5 million  shares  Class B Common  Stock from BA Capital and BACI, subject to certain  conditions,  as more  fully  described  in Item 6 below.  On June 29,  2006,  pursuant to the Purchase  Agreement,  the
Company  purchased 5 million  shares of Class B Common  Stock from BA
Capital and BACI for a total consideration of $57,500,000.

     NBCC purchased  preferred shares of a predecessor to the Company for  investment  purposes.  As a result  of this  investment  and the
subsequent   sale  of  Class  B  Common   Stock  under  the  Purchase
Agreement,  BA Capital now holds (i) 840,250 shares of Class A Common
Stock,  (ii) 849,275  shares  of  Class B  Common  Stock  (which  are convertible  into  shares  of Class A Common  Stock on a  one-for-one basis)  and  (iii) options  to  purchase  265,000  shares  of Class A
Common  Stock,  215,000  of  which  are  currently  exercisable.   BA
Capital holds these securities for investment purposes.

     BACI  purchased  shares of common and preferred  stock in Aurora
Management,  Inc., a member of Aurora owning approximately 73% of its membership  interests,  for investment  purposes.  In connection with the  closing of the Aurora  Acquisition,  these  shares of common and preferred  stock  were  converted  on the  Aurora  Closing  Date into
8,944,339  shares of the Company's  Class B Common Stock and warrants to purchase  706,424 shares of the Company's  Class A Common Stock or
Class B Common  Stock.  Following  the  exercise of the  warrant,  on
March 27,  2003,  in exchange  for  706,424  shares of Class B Common
Stock  and the  sale of  Class B  Common  Stock  under  the  Purchase
Agreement,  BACI currently holds  5,781,484  shares of Class B Common
Stock.  BACI holds these securities for investment purposes.

     The Reporting Persons may acquire  additional  securities of the
Company from time to time in the future,  subject to certain factors, including  without  limitation  (i)  applicable  securities  laws and governmental  restrictions  on the  number of voting  securities  the
Reporting  Persons  may hold,  (ii) market  conditions  and (iii) the
Reporting  Persons'  assessment  of the business and prospects of the
Company.

     The Reporting  Persons are continuously  evaluating the business and  prospects of the Company,  and its present and future  interests in, and  intentions  with respect to, the Company and may at any time decide  to  dispose  of  any or all  of  the  shares  of the  Company currently  owned by them as well as  securities  they may  acquire in the future.

     Other than discussed as herein,  the Reporting Persons currently have no plans to effect:

     (a) the acquisition of additional  securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary  corporate  transaction,  such as a merger, reorganization  or  liquidation,  involving the Company or any of its subsidiaries;

     (c) a sale or  transfer  of a  material  amount of assets of the
Company or any of its subsidiaries;

     (d) any change in the present  board of directors or  management of the  Company,  including  any plans or  proposals  to  change  the number or term of directors or the to fill any existing  vacancies on the Board of Directors;

     (e) any  material  change  in  the  present   capitalization  or
dividend policy of the Company;

     (f) any other  material  change  in the  Company's  business  or corporate structure;

     (g) changes in the Company's articles of incorporation,  by-laws or  instruments  corresponding  thereto  or other  actions  which may impede the acquisition of control of the Company by any person;

     (h) causing a class of  securities of the Company to be delisted from a national  securities  exchange or to cease to be authorized to be  quoted  in  an  inter-dealer  quotation  system  of a  registered national securities association;

     (i) a  class  of  equity  securities  of  the  Company  becoming
eligible  for  termination  of   registration   pursuant  to  Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.

     The Reporting  Persons  intend to evaluate  their  investment in the  Company  continuously  and may,  based  on any such  evaluation, determine  at a future date to change  their  current  position  with respect to any action enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a)(i) This  Amendment No. 7 relates to 7,686,009  shares of the
Company's Class A Common Stock,  representing  17.9% of the Company's outstanding  shares of Class A Common  Stock and 15.5% of the  voting power (which  percentages  are  calculated  in  accordance  with Rule
13d-3(d)(1)).  BA Capital  currently  holds 840,250 shares of Class A
Common Stock,  849,275  shares of Class B Common Stock and options to purchase  265,000  shares of Class A Common  Stock,  215,000 of which are currently  exercisable.  BA Capital  beneficially  owns 1,904,525 shares,  or  5.1%,  of  the  Class  A  Common  Stock  (determined  in accordance  with Rule  13d-3(d)(1)).  BACI currently  holds 5,781,484 shares of Class B Common  Stock.  BACI  beneficially  owns  5,781,484 shares,  or  13.8%,  of the  Class  A  Common  Stock  (determined  in
accordance  with  Rule   13d-3(d)(1)).   No  other  Reporting  Person
directly  holds any  Common  Stock of the  Company  or any  rights to acquire any such common stock.

     Except as may otherwise be required by Delaware  corporate  law, shares  of Class A Common  Stock,  Class B Common  Stock  and Class C
Common  stock vote  together  as a single  class when such shares are entitled  to vote.  Shares of Class B Common  Stock  are  convertible into  shares  of  Class A Common  Stock or Class C Common  Stock on a
one-for-one  basis.  Shares of Class C Common  Stock are  convertible into shares of Class A Common Stock on a  one-for-one  basis.  Shares of Class A Common  Stock are  entitled to one vote per share,  shares of Class C Common  Stock  are  entitled  to ten  votes  per share and shares  of Class B Common  Stock  have no  voting  rights  except  in specified  instances  required  by Delaware  corporate  law or by the
Company's  articles of  incorporation.  Upon  conversion of any share of Class B  Common  Stock  into a share  of  Class C Common  Stock by certain  shareholders of the Company  (including BA Capital),  shares of Class C  Common  Stock  become  entitled  to one  vote per  share, rather than ten votes per share.

     The 840,250 shares of Class A Common Stock  currently held by BA
Capital represent 2.3% of the Company's  outstanding  shares of Class
A  Common  Stock.  If BA  Capital  were to  (A) convert  its  849,275 shares of Class B Common  Stock into an  equivalent  number of shares of Class A Common Stock and  (B) exercise  its currently  exercisable options to  purchase  215,000  shares of Class A Common  Stock and if
BACI were to convert  its  5,781,484  shares of Class B Common  Stock into an  equivalent  number  of shares  of Class A Common  Stock,  BA
Capital  and BACI  would  together  own  7,686,009  shares of Class A
Common Stock,  representing  17.9% of the Company's then  outstanding shares of Class A Common Stock and 15.5% of the voting power.

     The 7,686,009 shares of Class A Common Stock  beneficially owned by BA Capital and BACI represent  17.6% of the Company's  outstanding shares  of Class A Common  Stock,  Class B Common  Stock  and Class C
Common  Stock  considered  in the  aggregate  and 15.5% of the voting power (or,  if the Class C Common  Stock is  entitled to one vote per share, 17.6% of the voting power).

     (ii)All   information   herein   relating   to   the   currently
outstanding  number of shares of the Company's  Class A Common Stock,
Class B Common  Stock and Class C Common  Stock is  derived  from the
Company's  Quarterly Report on Form 10-Q for the fiscal quarter ended
March 31,  2006,  adjusted to reflect the effects of the Tender Offer as disclosed in Amendment  No. 4 to the  Company's  Schedule TO filed
June 23, 2006.  Accordingly,  the Reporting  Persons have assumed for purposes of this Amendment No. 7 that there are 36,197,508  shares of
Class A Common Stock outstanding,  6,630,759 shares of Class B Common
Stock  outstanding  and  644,871  shares  of  Class  C  Common  Stock outstanding,  or a total  of  43,078,138  shares  of all  classes  of
Common Stock outstanding.

     (b) BA  Capital  has sole  voting  and  dispositive  power  with respect to 1,904,525  shares of Class A Common Stock,  which consists of 840,250 shares of Class A Common Stock,  849,275 shares of Class B
Common Stock and currently  exercisable  options to purchase  215,000
shares  of  Class  A  Common   Stock.   BACI  has  sole   voting  and
dispositive  power with respect to 5,781,484 shares of Class A Common
Stock,  which consists of 5,781,484  shares of the Company's  Class B
Common Stock.

     BA SBIC  Management is the general  partner of BA Capital.  As a result of the limited  partnership  agreement of BA Capital,  BA SBIC
Management  is deemed to have  shared  voting and  dispositive  power with respect to the securities of the Company owned by BA Capital.

     BA Equity  Management is the sole member of BA SBIC  Management.
As a result of the  operating  agreement for BA SBIC  Management,  BA
Equity  Management  is deemed to have shared  voting and  dispositive power  with  respect to the  securities  of the  Company  owned by BA
Capital.

     BA Equity  Management  GP is the  general  partner  of BA Equity
Management.  As a result of the limited partnership  agreement for BA
Equity  Management,  BA Equity Management GP is deemed to have shared voting and  dispositive  power with respect to the  securities of the
Company owned by BA Capital.

     Capital  Management  SBIC is the general  partner of BACI.  As a
result  of  the  limited  partnership   agreement  of  BACI,  Capital
Management  SBIC is  deemed to have  shared  voting  and  dispositive power with respect to the securities of the Company owned by BACI.

     BA Capital  Management is the sole member of Capital  Management
SBIC. As a result of the operating  agreement for Capital  Management
SBIC,  BA  Capital  Management  is deemed to have  shared  voting and dispositive  power with  respect  to the  securities  of the  Company owned by BACI.

     BACM is the  general  partner  of BA  Capital  Management.  As a
result  of  the  limited   partnership   agreement   for  BA  Capital
Management,  BACM is deemed to have  shared  voting  and  dispositive power with respect to the securities of the Company owned by BACI.

     Mr. Hain is the managing member of both BA Equity  Management GP and  BACM  and as a  result  is  deemed  to have  shared  voting  and dispositive  power with  respect  to the  securities  of the  Company owned by BA Capital and BACI.  Mr.  Hain  disclaims  such  beneficial ownership.

     If  Mr.   Hain's   employment   with  Bank  of  America  or  its
subsidiaries  is  terminated,  Mr. Hain will cease to be the managing member  of BA  Equity  Management  GP and  BACM.  As the  holder of a majority  in interest in BA Equity  Management  GP and BACM,  Bank of
America has the right to approve any  replacement  managing member of
BA Equity  Management  GP or BACM.  Bank of America does not have any rights with respect to voting or  disposition  of the  securities  of the Company owned by BA Capital or BACI.

     (c) None of the  Reporting  Persons and, to the knowledge of the
Reporting Persons,  no executive officer of director of any Reporting
Person has had any  transactions  in the Class A Common  Stock during the past 60 days.

     (d) Except  as set  forth  herein,  no  person  has the right to receive or the power to direct the receipt of dividends  from, or the proceeds  from the sale  of,  any  shares  of the  Company's  Class A
Common Stock.

     (e) Not applicable.

Item 6.  Contracts,  Arrangements,  Understandings  or  Relationships
     With Respect to Securities of the Issuer.

     The  following  is a  summary  of  certain  material  terms  and conditions  of  agreements  with  respect  to the  securities  of the
Company  to which BA  Capital or BACI are  parties.  This  summary is qualified  in its  entirety  by  reference  to the  copies  of  these agreements,  which are exhibits to this Schedule 13D and incorporated herein by reference.

Purchase Agreement

     BA Capital and BACI entered into the  Purchase  Agreement  dated
May 9, 2006 with the Company  pursuant to which the Company agreed to purchase  1,017,649 and 3,482,351 shares of Class B Common Stock from
BA Capital and BACI,  respectively.  Under the Purchase Agreement, BA
Capital  and BACI also had the option to sell to the Company up to an aggregate  additional  500,000 shares of Class B Common Stock so long as the aggregate  purchase price paid by the Company  pursuant to the
Purchase  Agreement plus the aggregate  amount paid by the Company to purchase  shares of Class A Common  Stock  pursuant to the  Company's self-tender  offer  publicly  announced  on May 10, 2005 (the "Tender
Offer")  did not exceed $200  million,  which it did not. On June 16,
2006,  BA  Capital  and  BACI  exercised  their  option  to sell  the additional  500,000  shares  of Class B Common  Stock to the  Company under  the  terms  of  the  Purchase  Agreement.  Closing  under  the
Purchase Agreement  occurred on June 29, 2006. At closing,  BACI sold
3,869,279   shares  of  Class  B  Common   Stock  for  an   aggregate
consideration  of $44,496,709 and BA Capital sold 1,130,721 shares of
Class B Common Stock for an aggregate consideration of $13,003,292.

Other Agreements and Arrangements

     One or more of the  Reporting  Persons are also parties to (i) a
Voting  Agreement  dated June 30, 1998,  (ii) a  Registration  Rights
Agreement  dated  June  30,  1998,  (iii)  an  Amended  and  Restated
Registration  Rights  Agreement  dated  January 23, 2002,  and (iv) a
Shareholders  Agreement  dated  March 28, 2002 and are subject to the
Company's amended and restated  certificate of incorporation,  all of which are  described in the  Original  Schedule 13D or one or more of the amendments thereto.

Item 7.  Material to be Filed as Exhibits.

Exhibit  Name

99.1     Joint Filing  Agreement dated May   Filed herewith
         18,   2006,   by  and   among  BA
         Capital,  BA SBIC Management,  BA
         Equity   Management,   BA  Equity
         Management  GP, Mr.  Hain,  BACI,
         Capital   Management   SBIC,   BA
         Capital Management and BACM.

99.2     Stock  Purchase  Agreement  dated   Incorporated
         May  9,  2006,  by and  among  BA   by    reference
         Capital, BACI and the Company.      to      Exhibit
                                             99.2         to
                                             Amendment   No.
                                             6  to  Schedule
                                             13D  filed  May
                                             18, 2006

99.3     Amended       and        Restated   Incorporated
         Registration   Rights   Agreement   by    reference
         dated as of January 23, 2002,  by   to      Exhibit
         and  among  the  Company,  Aurora   99.3         to
         and the parties listed therein.     Amendment   No.
                                             2  to  Schedule
                                             13D       filed
                                             February     4,
                                             2002

99.4     Shareholders  Agreement  dated as   Incorporated
         of  March   28,   2002,   by  and   by    reference
         between the Company and BACI        to      Exhibit
                                             99.5         to
                                             Amendment   No.
                                             3  filed  April
                                             3, 2002

99.5     Voting  Agreement  dated June 30,   Incorporated
         1998,  by  and  among  NBCC,  the   by    reference
         Company,    Quaestus   Management   to   Exhibit  A
         Corporation,   DBBC  of  Georgia,   to     Schedule
         LLC, CML Holdings,  LLC,  Richard   13D filed  July
         Weening and Lewis W. Dickey, Jr.    7, 1998

99.6     Registration   Rights   Agreement   Incorporated
         dated  June  30,  1998,   by  and   by    reference
         among the Company,  NBCC,  Heller   to   Exhibit  B
         Equity Capital  Corporation,  The   to     Schedule
         State  of  Wisconsin   Investment   13D filed  July
         Board   and   The    Northwestern   7, 1998
         Mutual Life Insurance Company

                              SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the  information  set forth in this statement is true, complete and correct.

                  BA CAPITAL COMPANY, L.P.
                  By:  BA SBIC Management, LLC, its general partner
                       By: BA  Equity  Management,   L.P.,  its  sole
                  member
                           By:  BA  Equity   Management   GP,  LLC,  its
                       general partner

                                By: /s/ J. Travis Hain
                                    Name:    J. Travis Hain
                                    Title:   Managing Member

                  BA SBIC MANAGEMENT, LLC
                  By:  BA Equity Management, L.P., its sole member
                       By: BA Equity  Management GP, LLC, its general
                  partner

                           By:  /s/ J. Travis Hain
                                Name:    J. Travis Hain
                                Title:   Managing Member

                  BA EQUITY MANAGEMENT, L.P.
                  By:  BA Equity  Management  GP,  LLC,  its  general
                  partner

                       By: /s/ J. Travis Hain
                           Name:    J. Travis Hain
                           Title:   Managing Member

                  BA EQUITY MANAGEMENT GP, LLC

                  By:  /s/ J. Travis Hain
                       Name:    J. Travis Hain
                       Title:   Managing Member

                  /s/ J. Travis Hain
                  J. Travis Hain

                  BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
                  By: Banc of America  Capital  Management  SBIC,  LLC,
                  its general partner
                       By: Banc of America  Capital  Management,  L.P.,
                       its sole member
                           By:  BACM I GP, LLC, its general partner

                                By: /s/ J. Travis Hain
                                    Name:    J. Travis Hain
                                    Title:   Managing Member

                  BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC
                  By:  Banc of America  Capital  Management,  L.P., its
                  sole member
                       By: BACM I GP, LLC, its general partner

                           By:  /s/ J. Travis Hain
                                Name:    J. Travis Hain
                                Title:   Managing Member

                  BANC OF AMERICA CAPITAL MANAGEMENT, L.P.
                  By:  BACM I GP, LLC, its general partner

                       By: /s/ J. Travis Hain
                           Name:    J. Travis Hain
                           Title:   Managing Member

                  BACM I GP, LLC

                  By:  /s/ J. Travis Hain
                       Name:     J. Travis Hain
                       Title:   Managing Member

                                 A-8
                                 A-1
                                                              Annex A

                      BA CAPITAL COMPANY, L.P.

Executive Officers

Not Applicable.

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

                       BA SBIC MANAGEMENT, LLC

Executive Officers

J. Travis Hain             Senior   Vice   President   and   Managing
Director
Ann Hayes Browning         Senior   Vice   President   and   Managing
Director
George E. Morgan, III      Senior   Vice   President   and   Managing
Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III         Senior Vice  President  and  Managing
Director

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

                     BA EQUITY MANAGEMENT, L.P.

Executive Officers

J. Travis Hain             Senior   Vice   President   and   Managing
Director
Ann Hayes Browning         Senior   Vice   President   and   Managing
Director
George E. Morgan, III      Senior   Vice   President   and   Managing
Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III         Senior Vice  President  and  Managing
Director

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

                    BA EQUITY MANAGEMENT GP, LLC

Executive Officers

J. Travis Hain             Senior   Vice   President   and   Managing
Director
Ann Hayes Browning         Senior   Vice   President   and   Managing
Director
George E. Morgan, III      Senior   Vice   President   and   Managing
Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III         Senior Vice  President  and  Managing
Director

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

            BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.

Executive Officers

Not Applicable.

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

             BANC OF AMERICA CAPITAL MANAGEMENT SBIC, LLC

Executive Officers

J. Travis Hain             Senior   Vice   President   and   Managing
Director
Ann Hayes Browning         Senior   Vice   President   and   Managing
Director
George E. Morgan, III      Senior   Vice   President   and   Managing
Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III         Senior Vice  President  and  Managing
Director

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

               BANC OF AMERICA CAPITAL MANAGEMENT, L.P.

Executive Officers

J. Travis Hain             Senior   Vice   President   and   Managing
Director
Ann Hayes Browning         Senior   Vice   President   and   Managing
Director
George E. Morgan, III      Senior   Vice   President   and   Managing
Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III         Senior Vice  President  and  Managing
Director

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.

                            BACM I, GP, LLC

Executive Officers

J. Travis Hain             Senior   Vice   President   and   Managing
Director
Ann Hayes Browning         Senior   Vice   President   and   Managing
Director
George E. Morgan, III      Senior   Vice   President   and   Managing
Director
Walker L. Poole        Senior Vice President and Managing Director
Robert H. Sheridan, III         Senior Vice  President  and  Managing
Director

Address

Each of such  executive  officers can be reached c/o: Banc of America
Capital Investors,  100 North Tryon Street, Floor 25, Bank of America
Corporate Center, Charlotte, NC 28255.